
06015198

smiths

Smiths Group plc

765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

10 July 2006

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

Your ref : 82-34872

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

7/18

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

27 JUNE TO 10 JULY 2006

232	05/07/2006 : 09:45:00	Smiths Group PLC - Additional Listing
233	06/07/2006 : 12:34:00	Smiths Group PLC - Additional Listing
234	07/07/2006 : 08:53:00	Smiths Group PLC - Additional Listing
235	10/07/2006 : 08:44:00	Smiths Group PLC - Additional Listing
236	10/07/2006 : 10:20:00	Smiths Group PLC - Holding(s) in Company

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	09:45 05-Jul-06
Number	6998F

smiths

Application has been made to The UK Listing Authority and The London Stock Exchange for a block listing of 200,000 Ordinary shares of 25p each under the Smiths Group Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	12:34 06-Jul-06
Number	7889F

smiths

Application has been made to The UK Listing Authority and The London Stock Exchange for a block listing of 200,000 Ordinary shares of 25p each under The Smiths Group Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	08:53 07-Jul-06
Number	8416F

smiths

Application has been made to The UK Listing Authority and The London Stock Exchange for a block listing of 200,000 Ordinary shares of 25p each under The Smiths Group Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	08:44 10-Jul-06
Number	9182F

smiths

Application has been made to The UK Listing Authority and The London Stock Exchange for a block listing of 200,000 Ordinary shares of 25p each under The Smiths Group Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	10:20 10-Jul-06
Number	9225F

smiths

10 JULY 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest:

   (A) FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND

   (B) FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

   NOTIFICATION ON BEHALF OF FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR EDWARD C JOHNSON 3D, A PRINCIPAL SHAREHOLDER OF FMR CORP. AND FIDELITY INTERNATIONAL LIMITED, OF DISCLOSABLE INTERESTS ARISING UNDER S208(4)(b) OF THE COMPANIES ACT 1985.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

State Street Hong Kong	18,500
State Street Bank and Tr Co	315,800
Bank of New York Europe Ldn	3,221,100
Trust & Cust Srvcs Bk Ltd, Toko	21,650
Nomura Trust and Banking	36,200
Master Trust Bank of Japan	188,500
ING Luxemborug	20,300
Northern Trust London	42,900
National Astl Bk Melbourne	62,000
State Street Bank Australia (C	91,600
JP Morgan, Bournemouth	163,900
Northern Trust London	165,700
State Str Bk and Tr Co Lndn	204,540
Chase Manhattan Bk AG Frnkfrt (S	255,500
Bank of New York Brussels	383,810
Brown Bros Harriman Ltd Lux	665,500
JP Morgan, Bournemouth	4,089,316
Bermuda Trust Far East HK	259,304
JP Morgan, Bournemouth	7,697,739
Mellon Bank NA	17,900
Investors Bank and Trust	11,600
Mellon Bank NA	35,700
Northern Trust London	112,900
Brown Bros Harriman and Co	515,800
State Street Bank and Tr Co	1,886,490
JPMorgan Chase Bank	12,192,310

Royal Trust -Toronto	20,719
CIBC Mellon Trust	184,080
Bank of New York	337,700
JPMorgan Chase	596,600
Mellon Bank NA	651,696
Northern Trust Co	892,264
Brown Bros Harriman and Co	1,595,000
State Street Bank and Tr Co	2,604,343
Chase Manhattan London	8,800
Dexia Privatbank	9,500
Societe Generale	31,500
JPMorgan Chase Bank	44,600
Chase Manhttn Bk AG Frnkfrt (S	82,900
Midland Securities Services	96,840
Bankers Trust London	225,180
HSBC Bank plc	425,100
Mellon Bank	915,100
Bank of New York Brussels	1,216,369
State Str Bk and Tr Co Lndn (S	2,392,819
Northern Trust London	3,944,080
JP Morgan, Bournemouth	2,066,580
JPMorgan Chase Bank	11,792,080

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 7 JULY 2006

12. Total holding following this notification: 62,810,409 SHARES

13. Total percentage holding of issued class following this notification*: 11.09%

14. Any additional information

15. Name of contact and telephone number for queries: NEIL BURDETT, 020 8457 8229

16. Name and signature of duly authorised officer of the listed company responsible for making this notification: NEIL BURDETT

17. Date of notification: 10 JULY 2006

** any treasury shares held by the listed company should not be taken into account when calculating percentage*

END

Close

DOCUMENTS FILED WITH COMPANIES HOUSE

08 JUNE TO 10 JULY 2006

Form 288a (Appointment of a director)

Forms 88(2) (Return of Allotment of Shares), filings submitted between above dates



288a

Please complete in typescript, or in bold black capitals.

CHFP029

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 137013

Company Name in full SMITHS GROUP PLC

	Day	Month	Year
Date of appointment	14	06	2006
†Date of Birth	18	10	1946

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Sir *Honours etc:

Forename(s): KEVIN REGINALD

Surname: TEBBIT

Previous Forename(s): Previous Surname(s):

†† Usual residential address: 765 FINCHLEY ROAD

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

Post town: LONDON Postcode: NW11 8DS

County / Region: Country: England

†Nationality: British †Business occupation: STRATEGIC CONSULTANT

†Other directorships (additional space overleaf): HARRINGWORTH CONSULTING LIMITED

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 20 . 6 . 06 .

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 26/6/06

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

N R BURDETT

SMITHS GROUP PLC, 765 FINCHLEY ROAD, LONDON, NW11 8DS

Tel

DX number DX exchange

Companies House receipt date barcode

Form May 2004

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Company Number 137013

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.

- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant

- a parent company which wholly owned the company making the return, or

- another wholly owned subsidiary of the same parent company.

BOLD BLACK CAPITALS



Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	12,016	4,000	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	669p	774p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN	Class of shares allotted	Number allotted
Address 20 Moorgate, London	Ordinary	16,016
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**16,016**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 10/07/2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JW/9603	Tel: 01903 833874
DX number	DX exchange

BOLD BLACK CAPITALS



Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	30	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	16,500	8,750	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	669p	774p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 25,250
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 25,250

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant **Date** 05.07.2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/9532 Tel: 01903 833874
DX number DX exchange

Return of Allotment of Shares

HFPO83

ompany Number	137013
ompany name in full	SMITHS GROUP PLC
	1 of 2

hares allotted (including bonus shares):

ate or period during which ıares were allotted (shares were allotted on one date ıter that date in the "from" box.)	From			To		
	Day	Month	Year	Day	Month	Year
	28	06	2006			

lass of shares *rdinary or preference etc)*	Ordinary	Ordinary	Ordinary
umber allotted	1,976	151	707
ominal value of each share	25p	25p	25p
mount (if any) paid or due on each ıare *(including any share premium)*	608.00p	645.00p	554.00p

st the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be eated as paid up			

onsideration for which e shares were allotted *his information must be supported by e duly stamped contract or by the duly amped particulars on Form 88(3) if the ntract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed ______________ **Date** 28.06.2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

lease give the name, address, elephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

Return of Allotment of Share:

:HFPO83

:ompany Number: 137013

:ompany name in full: SMITHS GROUP PLC

;hares allotted (including bonus shares):

	From			To		
ate or period during which ıares were allotted *ᶠ shares were allotted on one date ıter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year

lass of shares *ırdinary or preference etc)*	Ordinary	Ordinary	
umber allotted	331	171	
ominal value of each share	25p	25p	
mount (if any) paid or due on each ıare *(including any share premium)*	525.00p	704.00p	

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

ı that each share is to be ɘated as paid up			

onsideration for which e shares were allotted
his information must be supported by ɘ duly stamped contract or by the duly ımped particulars on Form 88(3) if the ntract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name		Class of shares allotted	Number alloted
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	3,336
Postcode			
Name		Class of shares allotted	Number alloted
Address			
Postcode			
Name		Class of shares allotted	Number alloted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**3,336**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant [signature] Date 28.06.2006

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

Title	Forename(s)	Surname	Address					Shares Allotted
MRS	ANITA ESMERALDA	BURKE	11 DANEBURY	NEW ADDINGTON	CROYDON	SURREY	CR0 9EU	208
MR	ALAN LESLIE	FOWLER	FAIRVIEW COTTAGE	WARREN CORNER	EWSHOT	FARNHAM	GU10 5AT	1,040
MR	DEREK	MCCONNELL	60 THE BEECHES	LARNE	BALLYMENA	COUNTY ANTRIM	BT40 2DW	78
MRS	SUSAN LAURA	MORGAN	21 ABBEY MEADOW	STONEHILLS	TEWKESBURY	GLOUCESTERSHIRE	GL20 5FF	221
MRS	JACQUELINE ANN	RITCHIE	12 KINGS COLLEGE DRIVE	RUISLIP	MIDDLESEX		HA4 8BH	1,517
MR	CRAIG	WEBSTER	26 GLENMEADOWS DRIVE	KINSON	BOURNEMOUTH	DORSET	BH10 5HQ	272
							TOTAL	**3,336**

TYPESCRIPT OR IN
BOLD BLACK CAPITALS



Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	19	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,190		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	790p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Ordinary	3,190
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	**TOTAL**	3,190

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 21/06/2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./JW/9334 Tel: 01903 833874

DX number DX exchange

CHFPO83

Return of Allotment of Shares

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	31	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,021	104	338
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	608.00p	554.00p	525.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (*List joint share allotments consecutively*)

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number allotted
Name: Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL CONTINUED**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

gned Assistant [signature] **Date** 31.05.2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

ease give the name, address, ephone number and, if available, DX number and Exchange of the rson Companies House should ntact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	99		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	704.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (*List joint share allotments consecutively*)

Shareholder details		Shares and share class allotted	
Name	Mr Darren Ratcliffe	Class of shares allotted	Number alloted
Address	62 Granley Road, Cheltenham, Gloucestershire.	Ordinary	1,458
Postcode	GL51 6LH		
Name	Mr Steven Emburey	Class of shares allotted	Number alloted
Address	7 Footbury Hill Road, Orpington, Kent.	Ordinary	104
Postcode	BR6 0HP		
Name		Class of shares allotted	Number alloted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**1,562**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant [signature] **Date** 31.05.2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

BOLD BLACK CAPITALS



Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	22	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,478		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	790p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Mr Jeffrey Michael Hawkes Address 8 St Faith's Close Newton Longville, Milton Keynes Buckinghamshire UK Postcode MK17 0BA	Ordinary	3,478
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	**TOTAL**	3,478

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant Date 12.06.2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./VAM/8841 Tel: 01903833393
DX number DX exchange

BOLD BLACK CAPITALS



88(2)

Return of Allotment of Shares

CHFPO83

Company Number	**137013**
Company name in full	**SMITHS GROUP PLC**
	1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	17	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	945		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	554.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: Mr Francis John Hurcombe Address: 39 St Michaels Avenue, Bishops Cleeve, Cheltenham, Gloucestershire Postcode: GL25 8NX	Class of shares allotted Ordinary	Number alloted 945
Name: Address: Postcode:	Class of shares allotted	Number alloted
Name: Address : Postcode :	Class of shares allotted	Number alloted
Name : Address : Postcode :	Class of shares allotted	Number allotted
Name : Address : Postcode :	Class of shares allotted **TOTAL**	Number alloted **945**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 17.05.2006

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

BOLD BLACK CAPITALS



Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

1 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	17	May	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	229		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	587.54p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name : Mr Adrian Paul Fredericks Address : 15 Frome Road, West End, Southampton, Hampshire Postcode: SO18 3LH	Class of shares allotted Ordinary	Number alloted 229
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number allotted
Name : Address : Postcode	Class of shares allotted	Number alloted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 31.05.2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
EX/ESP Allotment Team/GW/4261 Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	15	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5893		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	790p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited (Desig: ESOS/Part ID 142CN) Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 5893
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **5893**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant **Date** 17.05.2006

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JL3393 Tel: 01903 833393
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	11	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,154		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	790p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 7,154
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **7,154**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 15.05.2006

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager /~~ receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./AL/8641 Tel: 01903 833250

DX number DX exchange

BOLD BLACK CAPITALS



Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	11	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,116		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	672.92p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate, London UK Postcode EC2R 6DA	Ordinary	8,116
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	**8,116**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 15.05.2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC./AL/8640	Tel: 01903 833250
DX number	DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS



88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	10	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	144		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	645.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr Robert Peter Billett Address: 46 Mead Way, Bushey, Hertfordshire. Postcode: WD23 2DP	Class of shares allotted Ordinary	Number alloted 144
Name: Address: Postcode:	Class of shares allotted	Number alloted
Name: Address : Postcode :	Class of shares allotted	Number alloted
Name : Address : Postcode :	Class of shares allotted	Number allotted
Name : Address : Postcode :	Class of shares allotted **TOTAL**	Number alloted **144**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 09/05/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

BOLD BLACK CAPITALS



Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	8,850	7,500	9,000
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	790p	806p	654p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 42,100
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **42,100**

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 15.05.2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./AL/8617 Tel: 01903 833250

DX number DX exchange

BOLD BLACK CAPITALS



Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	10	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	10,000	6,750	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	669p	774p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

BOLD BLACK CAPITALS



Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	09	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	31,742		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	790p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 31,742
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **31,742**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 12.05.2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC./AL/8583	Tel: 01903 833250
DX number	DX exchange

BOLD BLACK CAPITALS



Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	08	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	122,718	203,619	85,125
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	765p	790p	807p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 609,917
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 609,917

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 15/05/2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./RW8575 Tel: 01903 833393
DX number DX exchange

BOLD BLACK CAPITALS



Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From	To
Day	08	
Month	05	
Year	2006	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	90,387	22,921	83,540
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	823p	858.5p	934p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 609,917
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 609,917

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 15.05.2006

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./RW8575 Tel: 01903 833393
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	05	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	19,640	2,497	5,832
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	790p	858.50p	823p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 27,969
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **27,969**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 10.05.06

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./AL/8490	Tel: 01903 833250
DX number	DX exchange

BOLD BLACK CAPITALS



Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	459		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	5.8754p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotment consecutively)*

Shareholder details	Shares and share class allotted	
Name : Mrs Jacqueline Amber Hooper Address : 5A Middle Park Way, Havant, Hants, PO9 4AB Postcode	Class of shares allotted Ordinary	Number alloted 459
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number alloted
Name : Address : Postcode	Class of shares allotted	Number allotted
Name : Address : Postcode	Class of shares allotted **TOTAL**	Number alloted **459**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] Date 18.04.06

A ~~director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange